UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ x ]	Annual report pursuant to Section 15(d) of the Securities
Exchange Act of 1934

For the fiscal year ended December 31, 2009.

OR

[ ]	Transition report pursuant to Section 15(d) of the Securities
Exchange Act of l934

For the transition period from ______ to ________________

Commission File Number 001-14039

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS & PROTECTION PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its executive office:

CALLON PETROLEUM COMPANY
200 NORTH CANAL STREET
NATCHEZ, MISSISSIPPI 39120

The Callon Petroleum Company Employee Savings and Protection Plan (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").  Attached hereto are the financial statements of the Plan for the fiscal year ended December 31, 2009 prepared in accordance with the financial reporting requirements of ERISA.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND
PROTECTION PLAN
Employer I.D. Number 94-0744280
Plan Number 002

December 31, 2009 and 2008 and
Year Ended December 31, 2009

CONTENTS

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 – 11

Supplementary Information

Schedule of Assets (Held at End of Year)	12 – 14

Note:  Supplemental schedules required by the Employee Retirement Income Security Act of 1974 not included herein are deemed not applicable to Callon Petroleum Company Employee Savings and Protection Plan.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To Participants and Plan Administrators
  of the Callon Petroleum Company
  Employee Savings and Protection Plan

We have audited the accompanying statements of net assets available for benefits of the Callon Petroleum Company Employee Savings and Protection Plan (the "Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ridgeland, Mississippi
June 28, 2010

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
ASSETS
Investments
Participant directed
Pooled separate accounts	$15,590,994	$13,411,580
Participant loans	629,310	826,099
Employer securities	1,161,534	500,553
Total investments	17,381,838	14,738,232

Employer contributions receivable	50,445	83,549
Participant contributions receivable	-	33,055
Total receivables	50,445	116,604

Total assets	$17,432,283	$14,854,836

Net assets available for benefits	$17,432,283	$14,854,836

See accompanying notes.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Statement of Changes in Net Assets
Available for Benefits
Year Ended December 31, 2009

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$1,097,677
Interest	39,410
Dividends	283,928
Total investment income	1,421,015

Contributions
Employer – cash	506,871
Employer – noncash	195,061
Employee	681,581
Total contributions	1,383,513
Total additions	2,804,528

Deductions from net assets attributed to
Benefits paid to participants	225,636
Administrative and other expenses	1,445
Total deductions	227,081
Net increase	2,577,447

Net assets available for Plan benefits
Beginning of year	14,854,836

End of year	$17,432,283

See accompanying notes.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Year Ended December 31, 2009

NOTES TO FINANCIAL STATEMENTS

Note 1.  Description of the Plan

The following description of the Callon Petroleum Company Employee Savings and Protection Plan (the "Plan") provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

Employees of Callon Petroleum Company (the "Company") become eligible to participate in the Plan on the first eligibility date of their employment and attainment of age twenty-one.  Eligibility dates are the first day of each month.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Participating employees may make salary deferrals up to the maximum allowable by the Internal Revenue Service and may purchase life insurance.  For the year ended December 31, 2009, the Company contributed a 2.5 percent non-matching contribution in cash and a 2.5 percent non-matching contribution in the form of the Company's common stock for each employee's eligible compensation.  The Company also made a matching contribution at the rate of .625 percent in cash of every 1 percent that was deferred by the participant, limited to a maximum matching contribution by the Company of 5 percent in cash.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contribution and earnings thereon and an allocation of the Company's non-matching contribution and Plan earnings.  Allocations are based on participant compensation or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options

Participants direct contributions, including employer cash matching contributions, into any of the investment options offered by ING, the Plan custodian.  Participants may change their investment options at any time.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon and in the Company's contributions and earnings thereon.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Year Ended December 31, 2009

NOTES TO FINANCIAL STATEMENTS

Note 1.  Continued

Participant Loans

Loans are available to participants at a minimum amount of $1,000 and bearing interest at 4.75 percent.  Participants have up to 5 years to repay the loan unless it is for a principal residence, in which case the repayment period is 30 years.  Participants may repay the loan by having the amount withheld from their check each pay period or by submitting the amount to the Company monthly.  Each loan is collateralized by the borrowing participant's vested account balance; however, additional collateral may also be required.  For the years ended December 31, 2009 and 2008, the Plan allowed participants to borrow up to seven loans at a time, which consist of five regular loans and two residential loans.  The maximum of any new loans, when added to the outstanding balance of all other loans from the Plan, is limited to the lesser of (a) $50,000 reduced by the excess, if any, of the participant's highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date of the new loan over the participant's current outstanding balance of loans as of the date of the new loan or (b) one-half of the participant's vested interest in the Plan.

Payment of Benefits

Upon termination of service, a participant may elect to (a) receive a lump sum equal to the value of the participant's vested interest in his or her account or (b) receive installments over a period not to exceed the employee's and beneficiary's assumed life expectancy.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 2.  Summary of Significant Accounting Principles

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Year Ended December 31, 2009

NOTES TO FINANCIAL STATEMENTS

Note 2.  Continued

Investment Valuation and Income Recognition

All Plan investments as of December 31, 2009 and 2008 are held by ING, the Plan custodian.  Investments are reported at fair value.  Participant loans are valued at their outstanding principal balances, which approximates fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See note 8 for discussion of fair value measurements.

Investment security transactions are accounted for on the date the securities are purchased or sold (trade date).  Interest income is recorded as it is earned.  Dividends are recorded on the ex-dividend date.  Realized and unrealized gains and losses on the Plan's investments bought and sold as well as held during the year are included in net appreciation or depreciation in the fair value of investments at year-end in the statement of changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Company absorbs substantially all administrative expenses of the Plan.  The Company paid approximately $25,000 for administrative expenses for 2009.

Impact of Recently Issued Accounting Standards

The Financial Accounting Standards Board ("FASB") approved the FASB Accounting Standards Codification (the "ASC") as the single source of authoritative nongovernmental U.S. GAAP as of July 1, 2009.  The ASC is effective for interim and annual periods ending after September 15, 2009.  The ASC reorganizes the many U.S. GAAP pronouncements into approximately 90 accounting topics, with all topics using a consistent structure.  The ASC does not change or alter existing GAAP and did have any impact on the Plan's financial statements, except to update the references to authoritative standards.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109, codified in ASC Topic 740.  This standard clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for tax positions taken or expected to be taken on a tax return including the entity's status as a tax-exempt entity.  Additionally, ASC Topic 740 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  The Plan adopted this standard effective January 1, 2009.  The Plan had no significant uncertain tax positions at the date of adoption or at December 31, 2009.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Year Ended December 31, 2009

NOTES TO FINANCIAL STATEMENTS

Note 2.  Continued

Accordingly, the adoption did not have a material effect on the Plan's financial position or changes in net assets.  If interest and penalties are incurred related to uncertain tax positions, such amounts are recognized in income tax expense.  Tax periods for all fiscal years after 2006 remain open to examination by the federal and state taxing jurisdictions to which the Plan is subject.

Note 3.  Investments

The following table presents the fair value of the Plan's investments that represent 5 percent or more of the Plan's net assets at December 31, 2009 or 2008.

	2009	2008
Pooled separate accounts
ING Fixed Account	$8,494,622	$7,851,218
Employer securities
Callon Petroleum Company Stock	$1,161,534	$500,553

Participant loans	$629,310	$826,099

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated $1,097,677 during the year ended December 31, 2009 as follows:

Pooled separate accounts	$1,497,291

Employer securities
Callon Petroleum Company stock	(399,614)

Net appreciation in fair value of investments	$1,097,677

Note 4.  Tax Status of Plan

The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and accordingly, the trust's net investment income is exempt from income taxes.  The Plan has obtained a favorable tax determination letter from the Internal Revenue Service.  Although the Plan has been amended since receiving the determination letter, the Plan's administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Year Ended December 31, 2009

NOTES TO FINANCIAL STATEMENTS

Note 5.  Related Party Transactions

The investments in pooled separate accounts are managed by ING.  ING is the custodian of the Plan assets as defined by the Plan and, therefore, transactions in these investments, as well as investments in employer securities and participant loans, qualify as exempt party-in-interest transactions.  Fees paid by the Plan to ING for certain administrative services totaled $1,445 for the year ended December 31, 2009.

Note 6.  Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Note 7.  Reconciliation of Financial Statements to Form 5500

The financial information included in the Plan's Form 5500 is reported on the cash basis of accounting.  Therefore, the following reconciliation is included to reconcile the net assets available for benefits and the net increase in net assets available for benefits per the financial statements to the Form 5500.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$17,432,283	$14,854,836

Employer contribution receivable	(50,445)	(83,549)
Participant contribution receivable	-	(33,055)

Net assets available for benefits per the Form 5500	$17,381,838	$14,738,232

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Year Ended December 31, 2009

NOTES TO FINANCIAL STATEMENTS

Note 7.  Continued

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended
December 31,
2009
Net increase in net assets available for benefits per the financial statements	$2,577,447
Less current year contribution receivable	(50,445)
Plus prior year contribution receivables	116,604
Net increase in net assets available for benefits per the Form 5500	$2,643,606

Note 8.  Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurements and Disclosures ("ASC 820"), establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC 820 are described as follows:

•	Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•
Level 2 Inputs to the valuation methodology include:  quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Year Ended December 31, 2009

NOTES TO FINANCIAL STATEMENTS

Note 8.  Continued

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Pooled Separate Accounts: Valued at the accumulated unit value ("AUV") of shares held by the Plan at year-end.

Employer Securities: The common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Participant Loans: Valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009:

Assets at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3
Pooled separate accounts
Fixed account	$-	$8,494,622	$-
Money market	-	124,130	-
Bonds	-	487,720	-
Asset allocation	-	1,694,618	-
Balanced	-	512,542	-
Large-cap value	-	917,732	-
Large-cap growth	-	1,307,557	-
Small/Mid/Specialty	-	1,273,281	-
Global/International	-	778,792	-
Participant loans	-	-	629,310
Employer securities	-	1,161,534	-

Total assets at fair value	$-	$16,752,528	$629,310

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Year Ended December 31, 2009

NOTES TO FINANCIAL STATEMENTS

Note 8.  Continued

The following table sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2009.

Participant
Loans
Balance, beginning of year	$826,099
Purchases, sales, issuances and settlements, net	(196,789)
Balance, end of year	$629,310

Assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3
Pooled separate accounts
Fixed account	$-	$7,851,218	$-
Money market	-	127,594	-
Bonds	-	240,094	-
Asset allocation	-	1,354,233	-
Balanced	-	424,318	-
Large-cap value	-	654,361	-
Large-cap growth	-	1,089,505	-
Small/Mid/Specialty	-	1,087,828	-
Global/International	-	582,429	-
Participant loans	-	-	826,099
Employer securities	-	500,553	-

Total assets at fair value	$-	$13,912,133	$826,099

The following table sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2008.

Participant
Loans
Balance, beginning of year	$932,753
Purchases, sales, issuances and settlements, net	(106,654)
Balance, end of year	$826,099

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Employer Identification Number 94-0744280
Plan Number: 002
Schedule H, line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2009

		(c) Description of Investment,
	(b) Identity of Issue,	Including Maturity Date,
	Borrower, Lessor	Rate of Interest, Collateral,		(e) Current
(a)	or Similar Party	Par or Maturity Value	(d) Cost	Value
	Pooled accounts
	*ING	Fixed Account		$8,494,622

	*ING	VP Money Market Portfolio
		10,208.765 shares		124,130

	*ING	GNMA Income Fund
		1,907.277 shares		27,375

	*ING	PIMCO Total Return Portfolio
		9,296.061 shares		140,825

	Pioneer	High Yield Fund
		18,760.189 shares		319,520

	*ING	Van Kampen Equity & Income Fund
		11,061.471 shares		145,406

	*ING	VP Strategic Allocation Moderate
		3,019.007 shares		32,634

	*ING	VP Strategic Allocation Conservative
		7,022.696 shares		83,625

	Oppenheimer	Capital Income Fund
		34,489.224 shares		367,136

	Alliance Bernstein	VPS Growth and Income Portfolio
		43,664.435 shares		446,571

	*ING	Van Kampen Comstock Portfolio
		18,376.228 shares		220,318

	*ING	VP Index Plus Large-Cap Portfolio
		31,414.365 shares		250,843

		(c) Description of Investment,
	(b) Identity of Issue,	Including Maturity Date,
	Borrower, Lessor	Rate of Interest, Collateral,		(e) Current
(a)	or Similar Party	Par or Maturity Value	(d) Cost	Value

	Fidelity	VIP Growth Portfolio
		127,342.071 shares		783,388

	Fidelity	VIP II Contrafund
		34,352.213 shares		430,553

	*ING	T. Rowe Price Growth Equity Portfolio
		10,162.452 shares		93,616

	Baron	Growth Fund
		13,150.097 shares		$216,495

	Fidelity	Advisor Mid-Cap Fund
		9,764.490 shares		106,268

	Franklin	Balance Sheet Investment Fund
		3,188.654 shares		51,455

	Franklin	Small-Mid-Cap Growth Fund
		21,066.328 shares		151,662

	*ING	American Century Small-Cap Value Portfolio
		4,003.775 shares		63,916

	*ING	VP Index Plus Small-Cap Portfolio
		2,951.747 shares		41,186

	Lord Abbett	Mid-Cap Value Fund
		10,039.453 shares		136,093

	Jennison	Equity Opportunity Fund
		39,811.987 shares		506,206

	*ING	VP International Value Portfolio
		33,180.402 shares		472,796

	*ING	Oppenheimer Global Portfolio
		14,973.515 shares		219,692

	Templeton	Growth Fund
		6,108.334 shares		86,304

	*ING	Solution 2015 Portfolio
		41,618.553 shares		459,117

		(c) Description of Investment,
	(b) Identity of Issue,	Including Maturity Date,
	Borrower, Lessor	Rate of Interest, Collateral,		(e) Current
(a)	or Similar Party	Par or Maturity Value	(d) Cost	Value

	*ING	Solution 2025 Portfolio
		61,131.684 shares		650,399

	*ING	Solution 2035 Portfolio
		21,398.029 shares		229,045

	*ING	Solution 2045 Portfolio
		525.437 shares		$5,611

	*ING	Solution Income Portfolio
		20,687.037 shares		234,187

		Total pooled accounts		15,590,994

	*Participant Loans	4.75 percent interest rate, maturity of up to
		5 years, with residential loans maturing in
		30 years		629,310

	*Callon Petroleum Company	Employer securities
		774,356.240 shares		1,161,534

				$17,381,838

	* Denotes party-in-interest

	(d) Cost information is omitted due to transactions being participant or beneficiary directed
	under an individual account plan.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

CALLON PETROLEUM COMPANY
(Registrant)

Date: June 28, 2010	/s/ Fred L. Callon
Fred L. Callon
President and Chief Executive Officer
on behalf of the registrant and as the
principal financial officer

EXHIBIT INDEX

Exhibit Index Description ---------------- ---------------------------------------------------------------------

23.1 Consent of HORNE LLP, independent registered public
accounting firm